Bryan K. Brown Partner {713} 226-6691 Phone {713} 226-6291 Fax bbrown@porterhedges.com	Porter & Hedges, L.L.P. RRI Energy Plaza 1000 Main Street, 36th Floor Houston, Texas 77002 {713} 226-6000 Phone {713} 228-1331 Fax porterhedges.com

October 25, 2009

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E., Mail Stop 7010

Washington, D.C. 20549

Attention:	Mr. H. Roger Schwall
Mr. Douglas Brown
Mr. Timothy Levenberg

Re:	Vantage Drilling Company
Registration Statement on Form S-3
File No. 333-160477 Filed July 8, 2009

Dear Messrs. Schwall, Brown and Levenberg:

This letter is sent on behalf of Vantage Drilling Company (the “Company”) regarding the above referenced registration statement. The registration statement was filed to satisfy the Company’s obligations pursuant to a registration rights agreement. The Company acknowledges the staff’s expedited review of the registration statement as a result of the Company’s incurrence of liquidated damages pursuant to the terms of the registration rights agreement.

Please call the undersigned at (713) 226-6691 with any questions you may have.

Very truly yours,

/s/ Bryan K. Brown
Bryan K. Brown